   As filed with the Securities and Exchange Commission on December 6, 2000

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 _____________

                                    FORM 10/A

                                AMENDMENT NO. 6

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR (g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                 _____________

                           TANISYS TECHNOLOGY, INC.
            (Exact name of registrant as specified in its charter)

              WYOMING                                        74-2675493
  (State or other jurisdiction of                          (I.R.S. Employer
  incorporation or organization)                        Identification Number)


                            12201 TECHNOLOGY BLVD.
                                   SUITE 125
                              AUSTIN, TEXAS 78727
                                (512) 335-4440
         (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

                                 _____________

Securities to be registered pursuant to Section 12(b) of the Act:

                                                  Name of each exchange on
Title of each class to be registered       which each class is to be registered
------------------------------------       ------------------------------------
                NONE                                  NOT APPLICABLE


Securities to be registered pursuant to Section 12(g) of the Act:

                     COMMON STOCK, NO PAR VALUE PER SHARE
                               (Title of Class)

Item No. 11, Description of Registrant's Securities to Be Registered, is hereby amended to read in its entirety as follows:

Authorized and Outstanding Capital Stock. The authorized capital stock of the
----------------------------------------
Company currently consists of 50,000,000 shares of no par value Common Stock and 10,000,000 shares of preferred stock, par value $1.00 per share (the "Preferred Stock"), which is subject to designation and issuance by the Board of Directors in the future. On November 28, 2000, there were 24,097,358 shares of Common Stock outstanding and held of record by approximately 142 registered stockholders. There are currently no outstanding shares of Preferred Stock. At November 28, 2000, there were a total of 4,829,750 shares of Common Stock reserved for issuance upon exercise of outstanding stock options under the 1993 Option Plan, the 1997 Non-Employee Director plan, compensation contract options and warrants.

Common Stock.  Holders of Common Stock are entitled to receive dividends when,
------------
as and if declared by the Board of Directors from funds legally available therefor. To date, the Company has not declared or paid any dividends with respect to the Common Stock, and the current policy of the Board of Directors is to retain earnings, if any, to provide for the growth of the Company's business. Consequently, no cash dividends are expected to be paid on the Common Stock in the foreseeable future. Further, there can be no assurance that the proposed operations of the Company will generate the revenue and cash flow needed to declare a cash dividend or that the Company will have legally available funds to pay dividends at any time in the future. In addition, the Company's bank borrowings prohibit the payment of cash dividends. Each share of Common Stock entitles the holder thereof to one vote upon matters voted upon by the stockholders. Cumulative voting for the election of directors is not permitted. Except as otherwise required by applicable Wyoming law, a majority vote is sufficient for any action that requires the vote or concurrence of stockholders, except that a plurality vote is sufficient to elect directors. The holders of Common Stock do not have any preemptive, subscription, redemption or conversion rights or privileges. Upon liquidation or dissolution of the Company, the holders of Common Stock are entitled to share ratably in the net assets of the Company remaining after payment of liabilities and liquidation preferences of any outstanding shares of Preferred Stock. All shares of Common Stock now outstanding are fully paid and non-assessable.

Preferred Stock.  The Preferred Stock may be issued from time to time by the
---------------
Board of Directors in one or more series, without further stockholder approval or action, with such designations, powers, limitations, restrictions, qualification, rights, preferences and privileges as the Board of Directors may determine.

Warrants.  The Company has issued warrants entitling the holders to purchase one
--------
share of Common Stock at the price specified therein, subject to vesting periods and expiration dates specified therein. The shares issued are subject to resale restrictions. As of November 28, 2000, warrants to acquire an aggregate of 368,334 shares of Common Stock were outstanding and were exercisable at prices ranging from $.72 to $10.75. The expiration dates of the warrants range from December 31, 2000 to March 4, 2009.

Certain Provisions of the Articles and Bylaws.  Certain provisions in the
---------------------------------------------
Articles and Bylaws and the Wyoming Business Corporation Act (the "WBCA") could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to first negotiate with the Company. The Company believes that the benefits of increased protection of the Company's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantage of discouraging third party proposals that may be favored by some stockholders because, among other things, negotiation of such proposals could result in an improvement of their terms.

Classified Board of Directors.  The Articles and the Bylaws provide that the
-----------------------------
Board of Directors is divided into three classes of directors, each containing, as nearly as possible, an equal number of directors. Directors within each class are elected to serve three-year terms, and approximately one-third of the directors sit for election at each annual meeting of the Company's stockholders. A classified board of directors may have the effect of deterring or delaying any attempt by any group to obtain control of the Company by a proxy contest because such third party would be required to have its nominees elected at two separate annual meetings of the Board of Directors in order to elect a majority of the members of the Board of Directors. The Bylaws provide that the number of directors will be fixed from time to time exclusively by the Board of Directors but shall consist of not more than 15 nor less than 3 directors. The Company's Bylaws allow the Board of Directors to increase the number of directors from time to time and to fill any vacancies on the Board of Directors, including vacancies resulting from an increase in the number of directors. This provision gives the Board of Directors flexibility to deal with an attempted hostile takeover by a stockholder who may acquire a majority voting interest in the Company without paying a premium therefor. This provision allows the Board of Directors to increase its size and prevent a "squeeze-out" of any remaining minority interest soon after a new majority stockholder gains control over the Company. However, the Company's Bylaws permit the removal of a director with or without cause.

Preferred Stock.  The issuance of Preferred Stock may have the effect of
---------------
delaying, deferring or preventing a change in control of the Company, making removal of present management more difficult, or resulting in restrictions upon the payment of dividends and other distributions to the holders of the Common Stock or adversely affecting the market price of the Common Stock. In addition, the voting and conversion rights of any class or series of Preferred Stock issued by the Company could adversely affect, among other things, the voting rights of existing stockholders.

Stock Options.  The Company's 1993 Option Plan provides that in the event of a
-------------
change in control of the Company, the Stock Option Committee may waive vesting limitations to provide that all options then outstanding shall be exercisable in full. For the purposes of the 1993 Option Plan, a "change in control" of the Company shall mean a change in control of a nature that is reportable in response to Item 5(f) of Schedule 14A of Regulation 14A promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") as in effect on the date hereof, provided that, without limitation, such a change in control shall be deemed to have occurred if: (i) any "person" (as such term is used in the Exchange Act) that does not own, directly or indirectly, any shares of the Company's capital stock on the date of adoption of the 1993 Option Plan is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing 20% or more of the combined voting power of the Company's then outstanding securities; or (ii) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board of Directors of the Company cease for any reason to constitute at least a majority thereof.

Trading Market for the Securities of the Company.  As of November 28, 2000, the
------------------------------------------------
issued and outstanding securities of the Company are not listed or admitted to trading on any securities exchange or on Nasdaq.

AGREED AND ACCEPTED this 6th day of December, 2000.




                                      /s/ Charles T. Comiso
                                      _________________________________________
                                      Charles T. Comiso
                                      Director, President and Chief Executive
                                      Officer